Exhibit 99.45

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Rio Alto Mining Limited (“Rio Alto”)
Suite 1720 – 505 Burrard Street
Vancouver, BC V7X 1M6

2.	Date of Material Change

February 9, 2011

3.	News Release

A press release was disseminated on February 9, 2011 via Marketwire.

4.	Summary of Material Change

The Company exercised its option and has acquired 100% of La Arena gold-copper project ("La Arena Project") located in north-central Peru upon payment of the exercise price of US$49 million cash.

5.	Full Description of Material Change

5.1 Full Description of Material Change

The Company exercised its option and has acquired 100% of La Arena Project located in north-central Peru upon payment of the exercise price of US$49 million cash.

The Company entered into an option and earn-in agreement with IAMGOLD Quebec Management Inc. in June 2009 which provided it with an option to acquire 100% of La Arena S.A., the Peruvian company that owns La Arena Project, upon payment of payment of US$47.6 million cash, subject to certain adjustments and the completion of expenditure commitments.

5.2 Disclosure for Restructuring Transactions

N/A

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officer

The name and business number of the executive officer of Rio Alto Mining Limited who is knowledgeable about the material change and this report is:

Anthony Hawkshaw
Chief Financial Officer
Telephone: (604) 628-1401

9.	Date of Report

February 9, 2011